Consent of Independent Registered Public Accounting Firm

The Board of Directors

Prudential World Fund, Inc.:

We consent to the use of our reports dated December 19, 2019, with respect to the financial statements and financial highlights of PGIM Emerging Markets Debt Local Currency Fund, PGIM Jennison Global Infrastructure Fund, PGIM Jennison Emerging Markets Equity Opportunities Fund, and PGIM Emerging Markets Debt Hard Currency Fund, each a series of Prudential World Fund, Inc., as of October 31, 2019, and for the respective years or periods presented therein, each incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statements of additional information.

New York, New York

February 2, 2021